July 18, 2014

VIA EDGAR

Mr. John Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                        City National Corporation

Form 10-K for the period ended December 31, 2013

Filed March 3, 2014

Response dated June 30, 2014

File No. 001-10521

Dear Mr. Nolan:

On behalf of City National Corporation (the “Company”), this letter is in response to the comment letter dated July 3, 2014, from you to Mr. Carey with respect to the Company’s Annual Report on Form 10-K for the period ended December 31, 2013. The text of your letter has been included for your reference and the Company’s response is presented below the comment.

City National Corporation Form 10-K

Management’s Discussion and Analysis

1.          We note your response to prior comment 1b included in your letter dated June 30, 2014.  In your example included in Exhibit A, you state that the discount period for the FDIC indemnification asset is two years and is based on the estimated timing of the collection of loss from the FDIC.  We note the remaining expected life of the related loans was five years.

a.          It appears that you are not using the contractual term of the FDIC indemnification asset for your discount period.  Please tell us how you considered the guidance in ASU 2012-06 and ASC 805-20-35-4B which states that any amortization of changes in value of an indemnification asset is limited to the lesser of the contractual term of the indemnification agreement and the remaining life of the indemnified assets.

In accordance with ASU 2012-06 and ASC 805-20-35-4B, the Company amortizes the FDIC indemnification asset over a period that is limited to the lesser of the contractual term of the FDIC loss-sharing agreements and the remaining life of the indemnified assets (the “amortization period”), which in our case is the contractual term of the FDIC loss-sharing agreements. The Company embeds the contractual term of the FDIC loss-sharing agreements into the cash flow model, which amortizes the FDIC indemnification asset using a level yield method (also referred to as the effective yield method).

b.          Please tell us the impact on your financial statements if you used the lesser of the contractual term of the indemnification asset or remaining life of the asset as your discount period for 2013 and 2014.

Mr. John Nolan

U.S. Securities and Exchange Commission

July 18, 2014

Page Two

As discussed in our response to comment 1a above, the Company does use the lesser of the contractual term of the FDIC loss-sharing agreements and the remaining life of the indemnified assets as its discount period. The Company’s financial statements for 2013 and 2014 properly reflect this application of ASU 2012-06 and ASC 805-20-35-4B.

If you have any questions or comments concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (310) 888-6777.

Sincerely,

/s/ Christopher J. Carey

Christopher J. Carey
Executive Vice President
Chief Financial Officer

cc:	Russell Goldsmith
President and Chief Executive Officer

Michael B. Cahill
Executive Vice President
General Counsel & Secretary

Olga Tsokova
Senior Vice President
Chief Accounting Officer